EXHIBIT 99.1

AMARC CONFIRMS BOLIDEN’S ONGOING PARTICIPATION AT DUKE COPPER-GOLD DISTRICT

AND PROVIDES DISTRICT UPDATE

April 2, 2026 - Amarc Resources Ltd. (“Amarc” or the “Company”) (TSXV: AHR; OTCQB: AXREF) is pleased to announce the continued participation of Boliden Mineral Canada Ltd. (“Boliden”) in the exploration of the DUKE District (or the “District”). Effective as of April 1, 2026, a Boliden 60%/Amarc 40% Joint Venture (the “DUKE JV”) as defined by the Mineral Property Earn-in Agreement, dated November 21, 2022, has commenced. Boliden has, to the end of 2025, completed an investment of $30 million to earn its 60% interest and has elected not to exercise the option to increase its interest from 60% to 70% by investing a further $60 million. Under the JV, Boliden can now invest 60% and Amarc 40% in future programs or dilute their interest in the DUKE JV. A 2026 exploration program is currently being planned to explore and drill several copper-gold ("Cu-Au") deposit targets across the 732 km2 District. Amarc will continue as project operator. The goal of the DUKE JV is to be a substantial party to the potential establishment of an important British Columbia (“BC”) porphyry Cu-Au district.

The DUKE District is located 80 km northeast of Smithers within the Babine Region, a well mineralized porphyry belt in BC, hosting the former Bell and Granisle Cu-Au mines that were operated by Noranda Mines, and the advanced stage Cu-Au Morrison deposit owned by a third party. Significant potential exists for discovery of new porphyry Cu-Au deposits. Notable infrastructure is in place to service the former mines and the forestry and mineral exploration industries, including an extensive network of forest roads across the DUKE District.

Amarc's DUKE District programs have substantially expanded the DUKE Deposit and revealed strong potential for the development of a porphyry Cu-Au district (see Amarc release July 2, 2025). This systematic and extensive exploration continues to identify prospective, Cu-Au mineralized targets while efficiently screening out less prospective areas. In 2025, greenfield reconnaissance scale Induced Polarization ground geophysical survey work (58 line-km), geochemical (1,012 soil samples) and geological surveys, were combined with the drilling of 36 holes (9,208 m) comprising five holes at the DUKE Deposit and DUKE Offset and 31 scout holes other target areas throughout the extensive tenure.

Notably, the large DUKE Cu-Mo-Au-Ag Deposit lies approximately 6 km to the southeast of American Eagle’s promising NAK Cu-Au Deposit (see American Eagle website https://americaneaglegold.ca). Figure 1 illustrates a structural periodicity along the southeast trending regional NAK–DUKE magnetic corridor. The NAK and DUKE Deposits, outlined in red, are situated within evenly-spaced, recurring clusters of magnetic anomalies. The DUKE JV’s targets C6 and M4 display a continuation of this recurring pattern to the southeast of the DUKE Deposit, showing magnetic anomalies clustering at repeated 6 km spacings. These exploration targets are interpreted to reflect zones of fault intersections with regional southeast trending structures, representing mineralizing fluid pathways analogous to those responsible for most deposits in the Babine Region. Future exploration by the DUKE JV will focus on identifying prospective chargeability and geochemical anomalies across these target regions to firm-up drill targets.

Figure 1 DUKE District: Exploration Potential: Structural Periodicity Along the SE Trending NAK-DUKE Magnetic Corridor

Drilling at the DUKE Deposit has identified a porphyry system extending to over 650 m north-south by 800 m east-west and to a depth of over 600 m, while underscoring the potential for further significant expansion (Figure 2, and see Amarc releases December 13, 2023 and June 25, 2024).

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Highlights from previous drilling at the DUKE Deposit include (see Amarc release June 25, 2024):

•	71 m of 0.45% CuEQ[1] (0.35% Cu, 0.016% Mo, 0.06 g/t Au, 1.6 g/t Ag) and 104 m of 0.38% CuEQ (0.29% Cu, 0.016% Mo, 0.06 g/t Au, 1.3 g/t Ag) in hole DK24033
•	110 m of 0.38% CuEQ (0.25% Cu, 0.028% Mo, 0.04 g/t Au, 1.1 g/t Ag) and
30 m of 0.39% CuEQ (0.26% Cu, 0.025% Mo, 0.05 g/t Au, 1.4 g/t Ag) in hole DK24034
•	15 m of 0.69% CuEQ (0.52% Cu, 0.024% Mo, 0.11 g/t Au, 2.9 g/t Ag) and
29 m of 0.47% CuEQ (0.31% Cu, 0.030% Mo, 0.06 g/t Au, 1.7 g/t Ag) within
209 m of 0.26% CuEQ (0.19% Cu, 0.013% Mo, 0.04 g/t Au and 1.0 g/t Ag) in hole DK24037
•	183 m of 0.43% CuEQ (0.31% Cu, 0.019% Mo, 0.07 g/t Au,1.5 g/t Ag) in hole DK22009
•	217 m of 0.45% CuEQ (0.33% Cu, 0.018% Mo, 0.08 g/t Au, 1.5 g/t Ag) in hole DK22010
•	83 m of 0.41% CuEQ (0.30% Cu, 0.017% Mo, 0.06 g/t Au, 1.1 g/t Ag) in hole DK23022

Note 1. Copper equivalent (CuEQ) calculations use metal prices of: Cu US$4/lb, Mo US$15/lb, Au US$1,800/oz and Ag US$24/oz and conceptual recoveries of: Cu 85%, Mo 82%, Au 72% and 67% Ag.

During 2025, five drill holes were completed in the greater DUKE Target area (Figure 2 and Table 1). These include two holes (DK25086, DK25087) drilled within the east-west trending South Graben Fault (“SGF”) structural corridor which, like many other mineralized corridors in the Babine Region, is proving to have a spatial relationship to the development of significant Cu-Mo mineralized zones (see Amarc release June 25, 2024). A few short historical holes drilled in the 1970’s cut the shallowest portions of this targeted volume to the south of the DUKE Deposit. In most cases the holes were well mineralized, for example, 70-02 returned 113 m of 0.38% CuEQ (0.29% Cu, 0.012% Mo, 0.06 g/t Au, 1.1 g/t Ag), including 12 m of 0.51% CuEQ (0.41% Cu, 0.010% Mo, 0.09 g/t Au, 1.6 g/t Ag) (see Amarc DUKE Project 2020 Technical Report available on the website at https://amarcresources.com/projects/duke-project/technical-report). Hole DK25086 returned 211 m of 0.25% CuEQ (0.19% Cu, 0.01% Mo, 0.03 g/t Au, 1.0 g/t Ag) from 151 m, including 89 m of 0.33% CuEQ (0.24% Cu, 0.02% Mo, 0.04 g/t Au, 1.2 g/t Ag) from 273 m, and hole DK25087 returned 66 m of 0.10% CuEQ (0.08% Cu, 0.01 g/t Au, 0.4 g/t Ag) from 137 m. These newly identified mineralized volumes are open to expansion with further drilling.

Figure 2 DUKE Deposit: On-going Delineation Drilling Continues to Expand the DUKE Deposit

Additionally in 2025, three holes were drilled along a 440 m long east-west fence across the southern end of DUKE Offset (120 m to 150 m south of previous drilling, Figure 2 and Table 1), extending this deposit-area. Previous drilling by Amarc within the DUKE Offset encountered important Cu-Mo mineralization outlining a newly recognized volume of mineralized rock west of the DUKE Fault. This represents a portion of the DUKE Deposit of unknown extent that was displaced some 450 to 500 m northwards (see Amarc release June 25, 2024). Hole DK25085 returned 84 m at 0.16% CuEQ (0.10% Cu, 0.01% Mo, 0.02 g/t Au, 1.0 g/t Ag) from 105 m, hole DK25094 returned 12 m of 0.16% CuEQ (0.09% Cu, 0.02% Mo, 0.01 g/t Au, 0.5 g/t Ag) from 54 m, and hole DK25093 returned 31 m of 0.18% CuEQ (0.13% Cu, 0.01% Mo, 0.02 g/t Au, 0.6 g/t Ag) from 31 m, 95 m of 0.13% CuEQ (0.10% Cu, 0.02 g/t Au, 0.5 g/t Ag) from 101 m, 74 m of 0.18% CuEQ (0.11 Cu, 0.01% Mo, 0.09 g/t Au, 0.9 g/t Ag) from 219 m and 36 m of 0.20% CuEQ (0.15% Cu, 0.05 g/t Au, 1.4 g/t Ag) from 314 m. The DUKE Offset area now extends over greater than 400 m north-south, 450 m east-west and 250 m in depth.

Also in 2025, drilling in the DUKE District included five holes completed across a 2.3 km long east-northeast trending fence on the north side of the NAK Deposit mineral tenure that confirmed a centre of anomalous porphyry-style Cu-Au mineralization (Table 1).  Drill hole DKC25074 returned 86 m of 0.13% CuEQ (0.10% Cu, 0.03 g/t Au, 2.3 g/t Ag) from 46 m, including 38 m at 0.22% CuEQ (0.19% Cu, 0.03 g/t Au, 2.1 g/t Ag) from 59 m (Table 1). Elsewhere along this drill fence, hole DKC25071 encountered both 10 and 67 m intervals of anomalous Cu ranging from 0.08% to 0.06% Cu and 0.09 to 0.06 g/t Au.

Other mainly short scout holes at other targets did not return significant results.

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About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry Cu-Au mines in BC. By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing the JOY, DUKE and IKE porphyry Cu±Au Districts located in different prolific porphyry regions of northern, central and southern BC, respectively. Each District represents significant potential for the development of multiple and important-scale, porphyry Cu±Au deposits. Importantly, each of the three districts are located in proximity to industrial infrastructure – including power, highways and rail.

At JOY, Freeport-McMoRan Mineral Properties Canada Inc. ("Freeport"), a wholly owned subsidiary of Freeport-McMoRan Inc. earned, under the Mineral Property Earn-In Agreement, an initial 60% interest in the JOY District by funding CAD $35 million under an accelerated timeframe (see Amarc releases May 12, 2021 and May 29, 2025). The District is now being advanced through AuRORA Minerals Ltd, (“AML”) a private joint venture corporation held 60% by Freeport and 40% by Amarc (see September 4, 2025 release). Freeport has elected to earn a further 10% interest in the JOY District by funding an additional $75 million in staged expenditures. While Freeport is now the Operator of JOY, Aurora Minerals Ltd., the joint venture company has appointed Amarc as the primary contractor to continue to manage the JOY exploration programs under a separate Services Agreement. In support of this momentum, Amarc executed on behalf of AML, an expanded exploration program exceeding CAD $16+ million in 2025, completing substantial drilling at AuRORA and across multiple other deposit targets.

At the DUKE District, Boliden Mineral Canada Ltd. (“Boliden”), an entity within the Boliden Group of companies, continues its participation having sole funded CAD$30 M of exploration expenditures though to the end of 2025. Boliden and Amarc have now entered a 60:40 joint venture (the “DUKE JV”) under which the parties must fund exploration activities on a pro rata basis or dilute their interest in the DUKE JV. Amarc is the operator at the DUKE District.

Amarc owns a 100% interest in the IKE Cu-Au District in southern BC. Amarc completed self-funded drilling at its Empress Cu-Au Deposit in the IKE District in 2024. Amarc is the operator at the IKE District.

Amarc's exploration is led by an internationally successful team of experienced geologists specializing in porphyry Cu-Au deposits. Members of this team have been involved in and have tracked porphyry Cu-Au exploration advancements in the Toodoggone region since 1990. Their experience and early recognition of the porphyry potential at the NWG Target in terms of a shallowly overburden covered and underexplored transitional epithermal-porphyry geological setting, led to the discovery of the Au-rich AuRORA porphyry Cu-Au-Ag Deposit.

Amarc is associated with HDI, a diversified, global mining company with a 35-year history of porphyry Cu deposit discovery, development and transaction success. Previous and current HDI projects include some of BC's and the world's most important porphyry deposits – such as Pebble, Mount Milligan, Southern Star, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, PINE, IKE, DUKE and AuRORA. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

Amarc works closely with local governments, Indigenous groups and stakeholders in order to advance its mineral projects responsibly, and in a manner that contributes to sustainable community and economic development. We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration. In particular, we seek to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories our projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

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Qualified Person

Mark Rebagliati, P.Eng., a Qualified Person (“QP”) as defined by National Instrument 43-101, has reviewed and approved the technical and scientific information in this news release. Mr. Rebagliati is not independent of the Company.

Quality Assurance/Quality Control Program

Amarc drilled 36 NQ (47.6mm) size diamond drill core holes in 2025 in the DUKE District. All drill core was logged, photographed, and cut in half with a diamond saw. Half core samples from the DUKE drilling were sent to ALS Laboratories, Kamloops or Langley, BC, Canada, for preparation and to North Vancouver, BC, Canada for analysis. All facilities are ISO/IEC 17025:2017 accredited. At the laboratory, all drill core and surface rock samples were dried, crushed to 70% passing to <2mm, and a 250 g split was pulverized to better than 85% passing 75 microns. Samples were analyzed for Au by fire assay fusion from a 30 g sub-sample with an ICP-AES finish, and for 60 elements including Cu, Mo and Ag by a four-acid digestion, multi-element ICP-MS package. As part of a comprehensive Quality Assurance/Quality Control ("QAQC") program, Amarc control samples were inserted in each analytical batch of the drill core samples at the following rates: standards one in 20 regular samples, in-line replicates one in 20 regular samples and one coarse blank per hole. The control sample results were then checked to ensure for appropriate QAQC protocol and best practice.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114, or Kin Communications, at (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson

President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation including the effects of land use plans that may impact activities on or access to properties, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

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Table 1: Drill Hole Information

Deposit Target	Drill Hole	Easting	Northing	Elevation	Azim (°)	Dip (°)	EOH (m)*
NW0	DN025061	673480	6130316	1068	1	-56	324.0
NW0	DN025062	673496	6130033	993	359	-62	300.0
NW0	DN025063	674001	6130198	1078	359	-62	309.0
NW0	DN025064	674023	6130546	1169	360	-50	279.0
NW0	DN025065	673997	6130894	1121	1	-54	308.4
C4-N	DKC25066	674234	6134043	1211	48	-59	285.0
C4-N	DKC25067	673937	6135135	1261	47	-58	78.0
C4-N	DKC25068	673931	6135131	1262	227	-46	228.0
C4-S	DKC25069	675966	6132878	1219	51	-71	339.0
C4-S	DKC25070	675669	6132558	1180	271	-55	308.0
C4-S	DKC25071	676381	6132772	1247	360	-56	333.0
C4-S	DKC25072	676927	6133226	1321	225	-66	336.0
C4-S	DKC25073	676957	6132177	1351	44	-72	324.0
C4-S	DKC25074	674998	6132191	1016	91	-58	270.0
C4-S	DKC25075	677850	6131257	1277	47	-60	294.0
C4-S	DKC25076	675005	6132189	1019	272	-50	195.0
SW1	DS125077	679804	6115581	1141	320	-61	243.0
C1	DC125078	681403	6128668	996	53	-58	219.0
C1	DC125079	681792	6126170	950	231	-53	271.0
C2	DC225080	686858	6126987	1050	130	-47	159.0
GD	DGD25081	682375	6117368	888	228	-63	225.0
DUKE Target	DC125082	680174	6126149	1016	180	-45	36.5
DUKE Target	DC125083	680174	6126149	1016	181	-46	381.0
DUKE Target	DC125084	680614	6125596	1008	271	-45	249.0
DUKE Offset	DK25085	679157	6126154	955	90	-45	189.0
DUKE Deposit	DK25086	679702	6125199	925	1	-45	390.0
DUKE Deposit	DK25087	680195	6125167	959	359	-44	339.0
SW3	DS325088	686773	6106982	888	90	-46	252.0
SW3	DS325089	686981	6104168	973	270	-45	191.2
DUKE Target	DKM25090	681176	6123966	960	270	-65	126.0
C6	DC625091	683333	6120623	879	90	-45	261.0
C4-W	DKC25092	674853	6132318	993	90	-50	212.0
DUKE Offset	DK25093	678939	6126152	958	90	-45	349.7
DUKE Offset	DK25094	678933	6126152	958	269	-45	121.8
C4-W	DKC25095	674729	6132192	986	269	-55	198.8
JO	DKJ25096	660481	6148295	1061	271	-45	283.6

*Note total meterage will not exactly match database records due to first decimal rounding.

Collar locations are in UTM NAD83, Zone 9N coordinates.

Holes with no significant intersections: DN025061-65, DKC25066-70, DKC25072-73, DKC25075-76, DS125077, DC125078-79, DC225080, DGD25081, DC125082-84, DS325088-89, DKM25090, DC625091, DKC25092, DKC25095, and DKJ25096.

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Figure 1 DUKE District: Exploration Potential: Structural Periodicity Along the SE Trending NAK-DUKE Magnetic Corridor

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Figure 2 DUKE Deposit: On-going Delineation Drilling Continues to Expand the DUKE Deposit

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